Exhibit 99.1

RECENT DEVELOPMENTS

TOTAL completes the sale of TIGF

On July 30, 2013, the sale by TOTAL S.A. (“TOTAL”) of Transport et Infrastructures Gaz France (TIGF) to the consortium of Snam (45%), GIC(1) (35%) and EDF (20%) for an enterprise value of €2.4 billion was completed. TOTAL sold 100% of TIGF’s share capital in exchange for cash proceeds of €1.6 billion and the assumption of debts.

The closing of the transaction follows the completion of the TIGF employee representatives’ consultation process and the receipt of all necessary approvals from the relevant authorities.

TIGF provides gas transmission and storage services in fifteen departments in southwestern France. It manages a network of 5,000 kilometers of pipeline that carries 13% of the total volume of gas transported in France and operates 22% of the country’s gas storage capacity with two important gas storage sites in Lussagnet and Izaute. With approximately 500 employees, TIGF generated revenues of over €350 million in 2012.

(1)	GIC: Government of Singapore Investment Corporation.

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